SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

This document does not constitute an offer in the United States to holders of preferred shares of Telesp Celular Participações S.A. or American Depositary Shares representing those preferred shares. A registration statement with respect to those securities has been filed with the U.S. Securities and Exchange Commission and has been declared effective. The offer to U.S. holders of preferred shares and American Depositary Shares representing preferred shares will be made only by means of the prospectus contained in that registration statement. The prospectus may be obtained, when it is available, from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue , New York , New York 10016 , tel. (212) 929-5500.

TELESP CELULAR PARTICIPAÇÕES S.A. Public Company with Authorized Capital Federal Taxpayer No. 02.558.074/0001-73 State Taxpayer No. 3530015879-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
AND OF THE BOARD OF AUDITORS OF TELESP CELULAR PARTICIPAÇÕES S.A.

1. DATE, TIME, AND PLACE: November 8, 2004, at 4:30 pm, exceptionally at Praia de Botafogo, 501, 7th floor, Corcovado Tower , Rio de Janeiro , Rio de Janeiro .

2. CHAIR: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel - Secretary.

3. OPENING: The meeting was opened with the presence of those members of the Board of Directors and the Board of Auditors signed below, there being a quorum for the meeting according to the Bylaws .

4. AGENDA AND RESOLUTIONS: The members of the Board of Directors and Board of Auditors present to the meeting unanimously approved the resolutions below without restrictions:

4.1 . The Board of Auditors issued an opinion in favor of the proposal of the Board of Directors of the Company relating to a capital increase of the Company, which is transcribed as follows: "OPINION OF THE BOARD OF AUDITORS– Considering that (i) the Company has incurred high financial costs that have had an adverse impact on its financial results during the last thirteen (13) quarters; (ii) at the auction relating to the voluntary public offering held at the São Paulo Stock Exchange ("BOVESPA") on October 8, 2004 for the acquisition of preferred shares issued by Tele Centro Oeste Celular Participações S.A. (" TCO "), the Company acquired eighty-four billion, two hundred fifty-two million, five hundred thirty-four thousand (84,252,534,000) preferred shares issued by TCO, in the amount of nine hundred one million, five hundred two thousand, one hundred nine reais (R$901,502,109.00); (iii) the Company intends to reduce its net debt and financial costs and to achieve financial flexibility and flexibility for its investment program, and (iv) there are tax credits in its current account relating to the tax benefit of the goodwill effectively realized in the 2003 fiscal year, entered in favor of shareholder Portelcom Participações S.A., in the amount of fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$53,895,871.47), the Board of Auditors of Telesp Celular Participações S.A., by the unanimous vote of its members, issues an opinion that favors (i) the proposal to increase the capital stock, which is currently four billion, three hundred seventy-three million, six hundred sixty-one thousand, four hundred sixty-nine reais and seventy-three cents (R$4,373,661,469.73), to up to six billion, four hundred twenty-seven million, five hundred fifty-seven thousand, three hundred forty-one reais and twenty cents (R$6,427,557,341.20), which means an increase up to two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$2,053,895,871.47),of whichup to two billion reais (R$ 2,000,000,000.00) will be paid in cash through the exercise of preemptive rights by current shareholders, and a portion equal to fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$53,895,871.47), corresponding to the tax benefit from the goodwill effectively realized in the 2003 fiscal year will be subscribed for with credits by Portelcom Participações S.A., a shareholder of the company, through the issue, in the capital increase as a whole, of up to 410,779,174,294 new shares, up to 143,513,066,618 common shares and up to 267.266.107.676 preferred shares, all of them identical to the outstanding shares in all aspects, for a price of R$5.00 (five reais ) per lot of one thousand shares, such price being applicable to both types of shares of the Company; (ii) the maintenance by the Company of its decision to increase the capital stock provided that the amount subscribed reaches the minimum level of one billion four hundred million reais (R$1.400.000.000,00). Rio de Janeiro, November 8, 2004. (signed) Norair Ferreira do Carmo, Nelson Jimenes e José Alberto Bettencourt da Câmara Graça."

4.2. The capital increase was approved, within the limits of the authorized capital, from four billion, three hundred seventy-three million, six hundred sixty-one thousand, four hundred sixty-nine reais and seventy-three cents (R$4,373,661,469.73), to up to six billion, four hundred twenty-seven million, five hundred fifty-seven thousand, three hundred forty-one reais and twenty cents (R$6,427,557,341.20), with an increase, therefore, of up to two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$2,053,895,871.47). Of this amount, up to two billion reais (R$ 2,000,000,000.00) will be paid in cash through the exercise of preemptive rights by current shareholders, and a portion equal to fifty-three million, eight hundred and ninety-five thousand, eight hundred and seventy-one reais and forty-seven cents (R$53,895,871.47), corresponding to the tax benefit from the goodwill effectively realized in the 2003 fiscal year will be subscribed for with credits by Portelcom Participações S.A., a shareholder of the Company. In the capital increase, up to 410.779.174.294 new shares will be issued, , up to 143.513.066.618 of which will be common shares and up to 267.266.107.676 of which will be preferred shares, all of them identical to the outstanding shares in all aspects such preemptive rights being extended to the holders of American Depositary Shares (" ADSs "), considering the proposal presented by Management and the justifications mentioned in item 4.2.1 below, as well as the favorable opinion of the issued by the Board of Auditors. The Company shall maintain its decision to increase the capital stock provided that the subscription amount reaches a minimum level of one billion four hundred million reais (R$1,400,000,000.00).

4.2.1. The following reasons justify the capital increase:

a)  the company has incurred high financial costs which have had an adverse impact on its results in the last thirteen (13) quarters;

b) during auction relating to the public offering held at the BOVESPA on October 8, 2004 for the acquisition of preferred shares issued by TCO, the Company acquired eighty-four billion, two hundred fifty-two million, five hundred thirty-four thousand (84,252,534,000) preferred shares issued by TCO, in the amount of nine hundred one million, five hundred two thousand, one hundred nine reais (R$901,502,109.00);

c) the Company intends to reduce its net debt and financial costs and to achieve financial flexibility and flexibility for its investment program; and,

d) there are tax credits in its current account relating to the tax benefit of the goodwill effectively realized in the 2003 fiscal year, entered in favor of shareholder Portelcom Participações S.A., in the amount of fifty-three million, eight hundred and ninety-five thousand, eight hundred and seventy-one reais and forty-seven cents (R$53,895,871.47).

4.3. The issue price will be R$5.00 (five reais ) per lot of one thousand shares, for both classes of shares of the Company. Pursuant to the Article 170, paragraph 1, of Law No. 6.404 of December 15, 1976, as amended (the " Brazilian Corporations Law ), and to CVM Advisory Opinions No. 1 of September 27, 1978, and No. 5 of December 3, 1979, the criterion chosen for determining the issue price of the new shares to be issued by the Company was the share price of the preferred shares on BOVESPA due to their high degree of liquidity. The determination of the issue price of the new shares to be issued by the Company, based on studies and recommendations made by the financial advisors of the Company, is a function of market conditions and is intended to create a margin for the orderly development of the transaction, to stimulate shareholder participation and to enable the formation of a market price for the subscription rights. The issue price represents (i) a discount of approximately 30% on the volume weighted average closing price of the preferred shares, and a premium of approximately 2% on the volume weighted average closing price of the common shares in the last thirty (30) trading days at BOVESPA and (ii) a discount of approximately 32% on the volume weighted average closing price of the preferred shares, and a discount of approximately 3% on the volume weighted average of closing price of the common shares in the last sixty (60) trading days at BOVESPA.

4.4. The corporate capital increase approved herein shall be done in accordance with the following terms and conditions:

(a) Record and Subscription List : Shareholders holding shares of the Company and ADSs on November 11 and 17, 2004, respectively, shall have preference in the subscription of the capital increase decided herein for shares identical to the shares held by them in the proportion of: (i) 0.350558679 common shares of each common share held by them, (ii) 0.350558679 preferred shares for each preferred share held by them, and (iii) 0.350558679 ADSs for each ADS held by them;

(b) Ex-Rights Trading : Shares or ADSs acquired beginning on November 12, 2004 and November 15, 2004, respectively, shall not entitle the purchaser to the subscription right.

(c) Dividends : After ratification of the capital increase by the Board of Directors, the shares issued will be entitled to receive the full amount of any dividends to be declared by the Company thereafter.

(d) Period to Exercise the Subscription Right : (i) in the Brazilian market: from November 18, 2004 to December 17, 2004, and (ii) in the US market: from November 18, 2004 to December 10, 2004.

(e) Manner of Payment : The shares shall be paid for in cash in Brazilian currency at the time of subscription.

(f) Procedure To Subscribe Remaining Shares:

(i) after the end of the exercise period of the preemptive rights, shareholders who indicated an interest in their subscription bulletins in subscribing for any leftover unsubscribed shares shall have a period of three (3) business days after the determination of the number of leftover shares to subscribe for such leftover shares, which period will begin on December 21, 2004 and end on December 23, 2004;

(ii) shares that remain unsubscribed after the first reoffering round will again be reoffered to shareholders that have indicated an interest in their subscription bulletins in subscribing for any leftover unsubscribed shares. Shareholders will have a period of three (3) business days after the determination of the number of leftover shares from the first reoffering round to subscribe for such unsubscribed shares, which period will begin on December 27, 2004 and end on December 29, 2004;

(iii) the maximum number of shares (including shares in the form of ADSs) to be allocated to each subscriber will be determined by multiplying the total number of shares (including shares in the form of ADSs) that were not subscribed by the percentage calculated by dividing the number of shares (including shares in the form of ADSs) subscribed by the subscriber by the total number of shares subscribed (including shares in the form of ADSs), provided that the maximum number of leftover unsubscribed shares (including shares in the form of ADSs) to be allocated to each subscriber will be calculated based on the results of the first reoffering round;

(iv) in addition, the Board of Executive Officers of the Company is authorized to decide if any leftover unsubscribed shares, after two reoffering rounds, shall be sold in an auction at BOVESPA, for the benefit of the Company (Article 171, paragraph 7, item "b" of the Brazilian Corporations Law), which auction, if necessary, will be held on January 4, 2005, or shall be allocated among the shareholders through additional reoffering rounds.

(g) Ratification : After subscribers effectively pay in the capital increase approved herein, a new meeting of the Board of Directors shall be convened to ratify the capital increase of the Company.

(h) Notice to the Shareholders : The Company will publish a Notice to the Shareholders in a newspaper of wide circulation in Brazil to communicate thecapital increase approved herein and the terms and conditions for the exercise of the preemptive subscription rights.

(i) F-3 : In order to enable holders of ADSs holders traded in the U.S. market to exercise preemptive rights to subscribe for preferred shares in the capital increase , the Executive Officers of the Company filed Registration Statement on F-3 with the U.S. Securities and Exchange Commission . The rights offered to U.S. holders of common shares may be transferred by U.S. holders only in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

(j) Ratification : The Board of Directors ratifies all acts taken to date by the Company's Executive Officers with respect to the capital increase approved herein.

5. CLOSING OF THE MEETING: As there was nothing further to be dealt with, the meeting was adjourned and these minutes were drafted, which being read and approved, were signed by the members of the Board of Directors and of the Board of Auditors present, and by the Secretary, and copied in the book of minutes.

Signed: Assinaturas: Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Shakhaf Wine, Antonio Gonçalves de Oliveira – Members of the Board of Directors; Pedro Manuel Brandão Rodrigues, Zeinal Abedin Mohamed Bava e Carlos Manuel de L. e V. Cruz - Members of the Board of Directors represented by Mr. Shakhaf Wine; Ernesto Lopez Mozo; Ignácio Aller Mallo; Eduardo Perestrelo Correia de Matos; Fernando Xavier Ferreira e Luis Miguel Gilpérez López - Members of the Board of Directors represented by Mr. Felix Pablo Ivorra Cano; Norair Ferreira do Carmo, Nelson Jimenes e José Alberto Bettencourt da Câmara Graça – Members of the Board of Auditors; Evandro Luís Pippi Kruel – Secretary of the Meeting.

I certify that this is a true copy entered on the Book of Minutes of the Board of Directors of the Company.

Evandro Luís Pippi Kruel
Secretary – OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.